UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 001-39446

CureVac N.V.

(Exact Name of Registrant as Specified in Its Charter)

Friedrich-Miescher-Strasse 15, 72076

Tübingen, Germany

+49 7071 9883 0

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On February 10, 2023, CureVac N.V. (the “Company”) completed an offering of 27,027,028 common shares, pursuant to an underwriting agreement (the “Underwriting Agreement”) with Goldman Sachs & Co. LLC, Jefferies LLC and SVB Securities LLC, as representatives of the several underwriters named therein. The Underwriting Agreement includes the terms and conditions for the offering and sale of the securities, indemnification and contribution obligations of the Company and the underwriters, including with respect to liabilities under the Securities Act of 1933, as amended (the “Securities Act”), and other terms and conditions customary in agreements of this type. The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, which is attached to this Report on Form 6-K as Exhibit 1.1.

The common shares have been registered under the Securities Act pursuant to a registration statement on Form F-3 (File No. 333-259613) (the “Registration Statement”). The Company has filed with the U.S. Securities and Exchange Commission a prospectus supplement dated February 7, 2023, together with an accompanying prospectus dated September 17, 2021, relating to the offer and sale of the common shares.

The net proceeds from the offer and sale of the common shares is approximately $234.2 million, after deducting the underwriting discounts and commimssions and estimated offering expenses payable by the Company. The Company intends to use the net proceeds from the offer and sale of the common shares to its ongoing business activities and development of its pipeline and for other general corporate purposes.

INCORPORATION BY REFERENCE

This Report on Form 6-K (other than Exhibit 99.1), including Exhibits 1.1, 5.1, 8.1, 8.2, 8.3, 23.1, 23.2, 23.3 and 23.4, shall be deemed to be incorporated by reference into the registration statement on Form F-3 (Registration No. 333-259613) of CureVac N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CUREVAC N.V.
Date: February 10, 2023
	By:	/s/ Franz-Werner Haas, LLD, LLM
	Name:	Franz-Werner Haas
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement, dated February 7, 2023, between CureVac N.V. and Goldman Sachs & Co. LLC, Jefferies LLC and SVB Securities LLC, as representatives of the several underwriters
5.1	Opinion of NautaDutilh N.V., Dutch counsel of CureVac
8.1	Opinion of NautaDutilh N.V., Dutch counsel of CureVac, as to Dutch tax matters
8.2	Opinion of FALK GmbH & Co KG, as to German tax matters
8.3	Opinion of Davis Polk & Wardwell LLP, as to U.S. tax matters
23.1	Consent of NautaDutilh N.V. (included in Exhibit 5.1)
23.2	Consent of NautaDutilh N.V. (included in Exhibit 8.1)
23.3	Consent of FALK GmbH & Co KG (included in Exhibit 8.2)
23.4	Consent of Davis Polk & Wardwell LLP (included in Exhibit 8.3)
99.1	Press release dated February 10, 2023